Cullen Funds Trust
645 Fifth Avenue
New York, NY 10022

September 29, 2008

VIA EDGAR TRANSMISSION

Mr. Kevin Rupert
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cullen Funds Trust (the “Trust”)
File Nos.: 333-33302 and 811-09871

Dear Mr. Rupert:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on September 17, 2008 regarding the Staff’s recent review of the Trust’s Annual Reports on Form N-CSR dated June 30, 2008 (the “Annual Reports”) for the Cullen High Dividend Equity Fund and the Cullen International High Dividend Fund (each, a “Fund” and collectively, the “Funds”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Reports.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein or in the Annual Reports, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein or in the Annual Reports; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

ANNUAL REPORTS FOR FISCAL YEAR ENDED JUNE 30, 2008: CULLEN HIGH DIVIDEND EQUITY FUND AND CULLEN INTERNATIONAL HIGH DIVIDEND FUND

The Trust’s Website

1.
As of September 17, 2008, the Annual Reports for the Funds for the fiscal year ended June 30, 2008 were not posted on the Trust’s website (although the Annual Reports for the fiscal year ended June 30, 2007 were posted).  Please ensure that only the most recent annual and semi-annual reports are posted.

The annual reports for June 30, 2008 have now been posted to the Trust’s website.  Going forward, we will ensure that the most recent annual and semi-annual reports for the Funds are posted to the Trust’s website as soon as they are available.

Letter to Shareholders

2.
The Management Discussion of Fund Performance should provide a more robust discussion of the factors that materially affected each Fund’s performance.  In addition, consider whether the Management Discussion of Fund Performance for the Cullen International High Dividend Fund should address that Fund’s high portfolio turnover rate.

Going forward, we will ensure in future reports that the Management Discussion of Fund Performance contains a more detailed discussion of the factors that affected each Fund’s performance, as well as the impact of portfolio turnover rate on performance, if applicable.

Financial Highlights Table

3.
The Portfolio Turnover Rate in the Financial Highlights Table has a decimal point out to the hundredths, which suggests a degree of precision that is not warranted when describing portfolio turnover rates.  Portfolio turnover rates should be rounded to the nearest whole number and not have decimal points.

Although we note that Form N-1A, Item 8 does not prescribe a particular precision when calculating portfolio turnover rate, going forward, we will consider rounding portfolio turnover rate to the nearest whole number.

Note 5 to the Financial Statements: Investment Advisory and Other Agreements

4.
In the discussion of expenses absorbed by the Adviser subject to potential recovery, please add a statement that the recoupment of class-specific expenses absorbed by the Adviser subject to potential recovery will be performed on a class-by-class basis.

Going forward, we will include a statement in future reports that recoupment of class-specific expenses absorbed by the Adviser will be performed on a class-by-class basis.

Expense Example

5.
Footnote 1 to the Expense Example provides the mathematical formula used to calculate the “Expenses Paid During Period.”  Please provide the actual number of days used in the relevant period, rather than simply referring to the “number of days in the current period,” so that an investor can see the actual number of days used as the numerator of such calculations.

Going forward, we will include the actual number of days used in the relevant period in the footnote to the Expense Example.

ANNUAL REPORT FOR FISCAL YEAR ENDED JUNE 30, 2008: CULLEN HIGH DIVIDEND EQUITY FUND

Note 7 to the Financial Statements: Adviser Reimbursement for Loss Due to Investment Restriction

6.
Note 7 to the Financial Statements references a violation by the Fund of an investment restriction.  Please provide more details about the nature of the investment restriction violation, as well as remedial efforts that have been enacted to prevent such a violation from happening again.

On September 20, 2007, the Adviser of the Cullen High Dividend Equity Fund established for the Fund a position in U.S. Bancorp (“USB”).  U.S. Bancorp Fund Services, LLC, an affiliate of USB, is the administrator of the Fund, and Quasar Distributors, LLC, another affiliate of USB, is the underwriter and distributor of the Fund.  Due to the relationship between USB’s affiliates and the Cullen Funds, the transaction was flagged as a potential affiliated transaction that could be prohibited by Rule 12(d)(3) under the Investment Company Act of 1940, as amended (the “1940 Act”).   After discussing the issue with USB, Quasar, and outside counsel, the Adviser decided to exit the position on September 25, 2007.  A total of 309,840 shares were purchased at a cost of $13,270,460.  These shares were sold on September 26, 2007 at a loss of $432,636.  The Fund held USB through the security’s ex-dividend date and received a dividend totaling $159,537, thereby reducing the Fund’s loss to approximately $273,099.

Internally, the Adviser’s Portfolio Managers, Traders, and Analysts have been informed of the investment restrictions associated with Rule 12(d)(3) of the 1940 Act and are now all aware of this restriction.  In addition, the Adviser noted US Bancorp as a restricted security in its internal trading system to ensure that the security cannot be purchased again.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact Jeff Battaglia of Cullen Capital Management at (212) 843 0453 or Edward Paz of U.S. Bancorp Fund Services, LLC at (414) 765-5366.

Sincerely,

Cullen Funds Trust

/s/ Jeff Battaglia

Name:      Jeff Battaglia
Title:        Treasurer

cc:	Andrew H. Shaw, Sidley Austin LLP
Edward L. Paz, U.S. Bancorp Fund Services, LLC